October 25, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Active Assets California Tax-Free Trust (the “Fund”)

Securities Act File No. 33-41685

Post-Effective Amendment No. 21

Investment Company Act No. 811-6350

Post-Effective Amendment No. 22

Dear Sir or Madam:

In connection with the filing of Post-Effective Amendment No. 21 to this Fund’s Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 21 filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485(b).

Very truly yours,

/s/ Stuart Strauss
Stuart Strauss